Final Term Sheet

Dated October 27, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-164978

CSX CORPORATION
PRICING TERM SHEET

4.750% Notes due 2042

Issuer:	CSX Corporation

Security:	4.750% Notes due 2042

Size:	$600,000,000

Maturity Date:	May 30, 2042

Coupon:	4.750%

Interest Payment Dates:	May 30 and November 30, commencing May 30, 2012

Price to Public:	99.436%

Benchmark Treasury:	4.375% due May 15, 2041

Benchmark Treasury Yield:	3.335%

Spread to Benchmark Treasury:	+145 bps

Yield:	4.785%

Make-Whole Call:	T +25 bps

Par Call:	Within six months prior to the maturity date

Expected Settlement Date:	November 1, 2011

CUSIP/ISIN:	126408 GW7/US126408GW72

Anticipated Ratings:	Baa3 (Positive) by Moody’s Investors Service, Inc. BBB (Stable) by Standard & Poor’s Rating Services BBB (Stable) by Fitch Ratings Ltd.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.